INSPRO TECHNOLOGIES CORPORATION

150 N. Radnor-Chester Road

Suite B-101

Radnor, Pennsylvania 19087

February 3, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3561

Attention:    Mark P. Shuman

      Branch Chief – Legal

Re:	InsPro Technologies Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-208804

Dear Mr. Shuman:

On behalf of InsPro Technologies Corporation (the “Company”), we are responding to the verbal comments of the staff of the Securities and Exchange Commission delivered to the Company this morning with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 referred to above (the “Registration Statement”).

Per your comment, we wish to advise you that we will revise the disclosure under the subheading “Receipt of the Subscription Rights” and the heading “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS,” as shown below, in the Form 424B to be filed with your office once the Registration Statement becomes effective:

“Each subscription right entitles an eligible stockholder the right to purchase for $240.00 one Unit, consisting of 80 shares of our Series B Convertible Preferred Stock and a warrant to purchase 800 additional shares of our common stock that expires on November 20, 2017 at an exercise price of $0.15 per share. Generally, the distribution of stock by a corporation to its stockholders with respect their stock is not taxable to such stockholders pursuant to Section 305(a) of the Code. For such purpose, a distribution of rights to acquire stock of the distributing corporation constitutes a distribution of stock. However, if a distribution of stock or rights to acquire stock is within one of several exceptions to the general rule of Section 305(a) set forth in Section 305(b) of the Code, the distribution may be taxable to the stockholders of the distributing corporation as described below.

Many of the exceptions to the general rule of Section 305(a) set forth in Section 305(b) involve preferred stock, such as the distribution of convertible preferred stock in certain circumstances pursuant to Section 305(b)(5). Treasury regulations define preferred stock not for its preferred rights and privileges, but its inability to participate in corporate growth to any significant extent. It is the opinion of Morgan, Lewis & Bockius LLP that the Series B Convertible Preferred Stock should not be preferred stock for tax purposes based on certain features of the preferred stock, including its right to participate in dividends on an as converted basis and the right to a distribution in a liquidation or other capital event on an as converted basis if such distribution would be greater than the liquidation preference right associated with

Securities and Exchange Commission

February 3, 2016

the Series B Convertible Preferred Stock, as well as based on certain representations relied upon in rendering the opinion, and, accordingly, that none of the Section 305(b) exceptions that apply to preferred stock for tax purposes should apply to the rights offering and that the rights offering should be evaluated for Section 305 purposes as if we have only one outstanding class of stock. However, the application of the Code Section 305 rules to the rights offering (and any interest therein or obtained thereby) is uncertain. This opinion is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with this opinion. The remainder of this discussion assumes that the Series B Convertible Preferred Stock is not treated as preferred stock for tax purposes.

Section 305(b)(2) is an exception to the general rule of Section 305(a) that applies to a “disproportionate distribution.” Pursuant to Section 305(b)(2), a distribution (or a series of distributions of which such a distribution is one) of stock rights constitutes a “disproportionate distribution,” and is therefore taxable, if the distribution results in (a) the receipt of property by some stockholders, and (b) an increase in the proportionate interest of other stockholders in the assets or earnings and profits of the distributing corporation. For this purpose, the term “property” means money, securities and any other property, except that such term does not include stock in the corporation making the distribution or rights to acquire such stock. A “series of distributions” encompasses all distributions of stock made or deemed made by a corporation which have the result of receipt of cash or property by some stockholders and an increase in the proportionate interests of other stockholders. It is not necessary for a distribution of stock to be considered as one of a series of distributions that such distribution be pursuant to a plan to distribute cash and property to some stockholders and to increase the proportionate interests of the other stockholders, rather it is sufficient if there is a distribution (or a deemed distribution) having such effect. In addition, there is no requirement that both elements of Section 305(b)(2) of the Code occur in the form of a distribution or series of distributions as long as the result is that some stockholders receive cash and property and other stockholders’ proportionate interests increase. Under the applicable Treasury regulations, where the receipt of cash or property occurs more than 36 months following a distribution or series of distributions of stock, or where a distribution is made more than 36 months following the receipt of cash or property, such distribution or distributions will be presumed not to result in the receipt of cash or property by some stockholders and an increase in the proportionate interest of other stockholders, unless the receipt of cash or property by some stockholders and the distribution or series of distributions are made pursuant to a plan.

It is the opinion of Morgan, Lewis & Bockius LLP that the distribution of subscription rights in the rights offering should not constitute an increase in the proportionate interest of some stockholders in the assets or earnings and profits of the Company for the purpose of Section 305(b)(2) based on the fact that all of our stockholders will receive rights in the rights offering based upon their respective ownership our common stock, as well as based on certain representations relied upon in rendering the opinion, and, accordingly, that the rights offering should not constitute part of a “disproportionate distribution,” pursuant to Section 305(b)(2) of the Code. However, the application of the Code Section 305 rules to the rights offering (and any interest therein or obtained thereby) is uncertain. This opinion is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with this opinion. The remainder of this discussion assumes that Section 305(b)(2) does not apply to the subscription rights offering.

Securities and Exchange Commission

February 3, 2016

Subject to the foregoing, it is the opinion of Morgan, Lewis & Bockius LLP that you should not recognize taxable income for U.S. federal income tax purposes in connection with the receipt of the subscription right in the rights offering and the remainder of this discussion so assumes. [~~However, in~~] Morgan, Lewis & Bockius LLP is unable to opine at a higher level of certainty on this matter due to the aforementioned uncertainty associated with the application of the Code Section 305 rules to the rights offering (and any interest therein or obtained thereby). In the event the IRS successfully asserts or a court determines that your receipt of subscription rights is currently taxable pursuant to Section 305(b)(2) of the Code, the discussion under the heading “Alternative Treatment of Subscription Rights” describes the tax consequences that will result from such a determination.”

We also note that the Registration Statement includes a risk factor associated with Morgan Lewis & Bockius LLP’s inability to opine at a higher level of certainty under the risk factor heading “The receipt of subscription rights may be treated as a taxable distribution to you.”

If you would like to discuss the Registration Statement or any other matters, please contact Jim McKenzie at (215) 963.5134.

Sincerely yours,

INSPRO TECHNOLOGIES CORPORATION

By: /s/ Anthony R. Verdi

Name: Anthony R. Verdi

Title:  Chief Financial Officer

Enclosures

cc:          Ji Shin (Securities and Exchange Commission)

James W. McKenzie, Jr. (Morgan, Lewis & Bockius LLP)

James G. Salzman (Morgan, Lewis & Bockius LLP)

Douglas E. Kingston (Morgan, Lewis & Bockius LLP)